June 28, 2013

Re:

Kosmos Energy Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2012 (the “Form 10-K”)
Filed February 25, 2013 Form 10-Q for Fiscal Quarter Ended March 31, 2013 (the “Form 10-Q”)
Filed May 9, 2013
File No. 001-35167

H. Roger Schwall

Assistant Director

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Mr. Ethan Horowitz
Accounting Branch Chief

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall and Mr. Horowitz:

This letter is in response to your letter dated June 14, 2013.  We have set forth your comments followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2012

Summary of Oil and Gas Reserves, page 20

1.                                      Please provide additional disclosure describing investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves.  For example, disclose the capital expenditures made to convert proved undeveloped reserves to proved developed reserves.  Refer to Item 1203(c) of Regulation S-K.

We respectfully submit that the current disclosures in the Form 10-K adequately address the change in proved undeveloped reserves, as we disclose that all of our proved reserves are located in Ghana.  In future Form 10-K filings, in order to provide additional disclosure describing the investments and progress made during the year to convert our proved undeveloped reserves to proved developed reserves, we will make a revision similar to the following to the section “Summary of Oil and Gas Reserves” as noted with underline:

Changes for the year ending December 31, 2012, include a reclassification of 15 MMBbl of proved undeveloped reserves to proved developed reserves related to the successful remediation efforts in treating the near wellbore productivity issues on certain of the producing wells in the Jubilee Field and continued field developmental drilling through the Phase 1A development of the Jubilee Field.  These successful remediation efforts reduced the number of future drilling locations for the Jubilee

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

Field (which included drilling locations related to our proved undeveloped reserves) and, as a result, approximately 5 MMBbl of proved undeveloped reserves from December 31, 2011 converted to proved developed reserves as of December 31, 2012.  As a result of progress on the Phase 1A development, approximately 10 MMBbl of proved undeveloped reserves from December 31, 2011 converted to proved developed reserves as of December 31, 2012.  During the year ended December 31, 2012, we incurred $163.7 million of capital expenditures related to Phase 1A. Additional changes include a decrease of 14 Bcf in proved gas reserves due to a decrease in our estimate of fuel gas which will be utilized for operating the FPSO.

2.                                      We note your disclosure makes reference to “continued field developmental drilling in the Jubilee Field.” Please tell us whether this activity resulted in the conversion of proved undeveloped reserves to proved status during the fiscal year ended December 31, 2012.

During the year ended December 31, 2012, approximately 10 MMBbl of proved undeveloped reserves converted to proved developed reserves related to the continued field developmental drilling in the Jubilee Field.

Notes to Consolidated Financial Statements

Note 2. Accounting Policies, page 98

Restricted Cash, page 99

3.                                      We note you are required to maintain a restricted cash balance to “cash collateralize performance guarantees.” Please expand your disclosure to describe the terms of the restrictions.  Refer to Rule 5-02(1) of Regulation S-X.

We respectfully submit that the existing disclosure in the Form 10-K concerning restricted cash sufficiently discloses the amount of restricted cash and the nature of the restriction.  However, in future Form 10-K filings, in order to provide additional disclosure over the nature and terms of the restriction, we will make the following revision to Footnote 2, “Accounting Policies — Restricted Cash” to the consolidated financial statements as noted with underline:

In accordance with our commercial debt facility, we are required to maintain a restricted cash balance that is sufficient to meet the payment of interest and fees for the next six-month period. As of December 31, 2012 and 2011, we had $21.3 million and $23.7 million, respectively, in current restricted cash to meet this requirement. In addition, in accordance with certain of our petroleum contracts, we have posted letters of credit related to performance guarantees for our minimum work obligations. These letters of credit are cash collateralized in accounts held by us and as such are classified as restricted cash.  Upon completion of the minimum work obligations and/or entering into the next phase of the petroleum contract, the requirement to post letters of credit will be satisfied and the cash collateral will be released. Accordingly, as of December 31, 2012 and 2011, we had $29.9 million and $3.8 million, respectively, of long-term restricted cash used to cash collateralize these performance guarantees.

Depletion, Depreciation and Amortization, page 100

4.                                      We note your accounting policy statement that “Capitalized exploratory drilling costs that result in a discovery of proved reserves and development costs are amortized using the unit-of-production method based on estimated proved oil and natural gas reservesfor the related field.” However, it appears that the types of costs you describe are required to be amortized on the basis of the total estimated units of proved developed reserves.  Please confirm, if true, that your policy complies with FASB ASC 932-360-35-7 and modify your disclosure accordingly, or otherwise advise.

We confirm that our accounting policy for depletion of exploratory drilling and development costs complies with FASB ASC 932-360-35-7.  In future Form 10-K filings, we will make the following revision to Footnote 2, “Accounting Policies — Depletion, Depreciation and Amortization” to the consolidated financial statements as noted with underline:

Capitalized exploratory drilling costs that result in a discovery of proved reserves and development costs are amortized using the unit-of-production method based on estimated proved developed oil and natural gas reserves for the related field.

Note 15. Income Taxes, page 122

5.                                      We note you disclose the effective tax rate for the various jurisdictions in which you operate in your Form 10-Q for the fiscal quarter ended March 31, 2013.  Please tell us how you considered providing this type of disclosure as part of your annual report.

We note that our consolidated effective tax rate for the year ended December 31, 2012 and the three months ended March 31, 2013 was 296% and 69%, respectively.  Losses incurred in non-taxable jurisdictions and jurisdictions in which we maintain a full valuation allowance against our deferred tax assets cause our consolidated effective tax rate to fluctuate from period to period.  We considered the need to provide the effective tax rate for the various jurisdictions in which we operate in our annual report, however, we respectfully submit that the existing disclosures, including the effective tax rate reconciliation, provides the reader sufficient information to understand the drivers of our consolidated effective tax rate.  We will consider such disclosure in future Form 10-K filings if such disclosure is needed to understand the consolidated effective tax rate.

6.                                      We note you have provided disclosure regarding the expiration of foreign net operating loss carryforwards.  Please expand your disclosure to more clearly indicate the specific periods in which these loss carryforwards expire.  Refer to FASB ASC 740-10-50-3a.

At December 31, 2012, we had a recognized deferred tax asset for our net operating loss carryforward in Ghana.  This asset was fully utilized during the first half of 2013.  All of our other net operating loss carryforwards are in jurisdictions in which we are conducting exploration activities but have not discovered a commercially viable hyrdrocarbon reservoir.  In these jurisdictions, we maintain a full valuation allowance against our net operating loss carryforwards.  Because of the lack of discoveries and recorded valuation allowance, we do not believe that the specific expiration dates of the net operating loss carryforwards in these other jurisdictions provides material information to users of our financial statements.  We will disclose such expiration dates in future filings if an oil and gas discovery is made in these jurisdictions and the related deferred tax assets are recognized.

Note 17. Commitments and Contingencies, page 128

7.                                      We note from your disclosure, with regard to litigation, regulatory examinations and administrative proceedings that “Although the outcome of these matters cannot be predicted with certainty, management believes none of these matters, either individually or in the aggregate, would have a material effect upon the Company’s financial statements.” Please provide disclosure here that is similar to the disclosure on page 66 of your Form 10-K regarding the possible effect on your results of operations should an unfavorable outcome occur.  This comment also applies to your filings on Form 10-Q.

We respectfully submit that our existing disclosure sufficiently informs the users of our financial statements of existing litigation, regulatory examinations and administrative proceedings.  However, in future Form 10-K and Form 10-Q filings, we will make the following revision to Footnote 17, “Commitments and Contingencies” to the consolidated financial statements as noted with underline:

We are involved in litigation, regulatory examinations and administrative proceedings primarily arising in the ordinary course of our business in jurisdictions in which we do business. Although the outcome of these matters cannot be predicted with certainty, management believes none of these matters, either individually or in the aggregate, would have a material effect upon the Company’s financial statements; however, an unfavorable outcome could have a material adverse effect on our results of operations for a specific interim period or year.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Notes to Consolidated Financial Statements

Note 14. Subsequent Event, page 20

8.                                      It does not appear that you have disclosed an estimate of the financial effect of each subsequent event disclosed.  For example, we note that your statement that you will reimburse Antrim Energy Inc. “a portion of previously incurred exploration costs, as well as carry the partner on future 3D seismic costs;” does not include the related amounts. Refer to FASB ASC 855-10-50-2 and expand your disclosure as necessary or otherwise advise.

We note that the reimbursement of previously incurred exploration costs are immaterial to the Company.  Additionally, the costs of the acquisition and processing of 3D seismic data to be performed under these farm-in agreements was not known at the time of the filing of the Form 10-K and is not expected to be material to the Company in the future.  Should the amounts of the 3D seismic costs carry become material in the future, we will disclose such amounts in our footnotes to the consolidated financial statements.

Closing Comments

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•                  Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•                  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ W. Greg Dunlevy
W. Greg Dunlevy
Executive Vice President and
Chief Financial Officer

cc:	Brian F. Maxted
Richard D. Truesdell, Jr., Esq.